

July 20, 2023

Calvin Kung
Chief Executive Officer
Finnovate Acquisition Corp.
The White House
20 Genesis Close, George Town
Grand Cayman, Cayman Islands

> **Re: Finnovate Acquisition Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed April 13, 2023**
> **File No. 001-41012**

Dear Calvin Kung:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Risk Factors, page 30

1. We note that you have risk factor disclosures on pages 17 and 18 of the Definitive Proxy Statement that you filed on April 28, 2023, regarding the possibility that you may be deemed a "foreign person" under the regulations administered by the Committee on Foreign Investment in the United States (CFIUS), because your Sponsor is controlled by non-U.S. persons. We believe you should provide similar risk factor disclosures in your periodic reports, having a clear focus on the prospect of completing your initial business combination and the concerns referenced in each of the following points.

    - Discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company if the transaction becomes subject to review by a U.S. government entity, such as CFIUS, or ultimately prohibited.

- Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

- Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

- Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

Please submit the disclosures that you propose to include in your periodic reports.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff Accountant, at 202-551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation